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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       August 6, 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: August 6, 2002

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for July 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE            DETAILS

30.7.02           Executive Directors' share interest (further operation of Quest).

23.7.02           Annual General Meeting and Merger Update.

5.7.02           Executive Director's share interests (further operationof Quest).

5.7.02           Changes in Director's interests - Sharesave options granted (E M Astle)

2.7.02           Merger update - OFT merger clearance confirmed

2.7.02           Executive Directors' share interests (further operation of ESOP)

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for July 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc (National Grid)

2 July 2002

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National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

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National Grid today received a further notification from the ESOP Trustee; that certain Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 15,870 NGG Ordinary shares on Friday 28 June 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, these Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid’s ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees’ share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

For immediate release        2 July 2002

NATIONAL GRID GROUP PLC AND LATTICE GROUP PLC

MERGER UPDATE - OFT MERGER CLEARANCE CONFIRMED

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National Grid Group plc (National Grid) and Lattice Group plc (Lattice) welcome the announcement today by The Secretary of State for Trade and Industry that she has decided not to refer the proposed merger of National Grid and Lattice (the "Merger") to the Competition Commission under the provisions of the Fair Trading Act 1973.

The Merger remains subject to the approval of shareholders of National Grid and Lattice, sanction of the Lattice scheme of arrangement by the High Court, and the satisfaction of a number of conditions including regulatory consents and approvals. National Grid and Lattice remain confident that the Merger will complete during autumn 2002.

Enquiries

National Grid                                                                    Lattice

Investor Relations                                                              Investor Relations

                                                                                            Melissa Sellars 44 (0) 20 7389 3219

Marcy Reed 44 (0) 20 7312 5779

Terry McCormick 44 (0) 20 7312 5785                         Gary Rawlinson 44 (0) 20 7389 3218

Louise Clamp 44 (0) 20 7312 5783

Media Relations                                                              Media Relations

Clive Hawkins 44 (0) 20 7312 5757                            Gillian Home 44 (0) 20 7389 3212

                                                                                            Jim Willison 44 (0) 20 7389 3213

Citigate Dewe Rogerson                                                 The Maitland Consultancy

Anthony Carlisle 44 (0) 20 7638 9571                            Angus Maitland 44 (0) 20 7379 5151

National Grid Group plc (National Grid)

5 July 2002

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Directors' Interests

Yesterday, National Grid's Employee Share Ownership ('Quest') Trustee confirmed the details of further options granted to employees, including the following director, on 28th June 2002, under the National Grid Savings Related Share Option Scheme.

NGG Ordinary shares at option price of 397p per share

Sharesave Option      Number of                  Exercise            Total interest
   Granted To:            NGG shares                  period                  Now

Mr. E. M. Astle            2,392                 6 months from                  308,075                                                             September 2005

National Grid Group plc (National Grid)

5 July 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Yesterday, each of the following Executive Directors of National Grid; E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 51,612 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, those Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

For immediate release                                                       23 July 2002

National Grid Group plc (“National Grid”)

ANNUAL GENERAL MEETING AND MERGER UPDATE

The Directors of National Grid are pleased to announce that the shareholders of National Grid duly passed all the resolutions that were proposed at today's Annual General Meeting, as set out in the notice of Annual General Meeting dated 29 May 2002.

Immediately following the conclusion of the Annual General Meeting, an Extraordinary General Meeting was held in relation to the proposed merger of National Grid with Lattice Group plc (“Lattice”) to form National Grid Transco plc (the “Merger”). The Directors of National Grid are pleased to announce that the shareholders of National Grid duly passed all the resolutions that were proposed, as set out in the notice of Extraordinary General Meeting dated 14 June 2002.

The Merger remains subject to the sanction of the Lattice Scheme by the High Court and the satisfaction of a number of conditions including regulatory consents and approvals. National Grid and Lattice remain confident that the Merger will complete during autumn 2002.

Voting on all special resolutions at the Annual General Meeting and the Extraordinary General Meeting was by way of poll and details of the poll voting are set out below. All other resolutions were passed on a show of hands.

Annual General Meeting special resolutions

13. To authorise the directors to allot shares for cash (disapplication of statutory pre-emption rights)

For:                                              Against:

871,032,209 shares                  9,804,697 shares

98.9% (of the shares voted)     1.1% (of the shares voted)

14. To authorise the directors to make market purchases of the Company's shares

For:                                              Against:

875,057,015 shares                  3,431,445 shares

99.6% (of the shares voted)     0.4% (of the shares voted)

Extraordinary General Meeting special resolutions

2. To change the Company’s name to National Grid Transco plc

For:                                              Against:

907,454,804 shares                  4,173,883 shares

99.5% (of the shares voted)     0.5% (of the shares voted)

3. To adopt new articles of association of the Company

For:                                              Against:

874,607,653 shares                  3,641,844 shares

99.6% (of the shares voted)     0.4% (of the shares voted)

5. To authorise the directors to allot shares for cash (disapplication of statutory pre-emption rights)

For:                                              Against:

904,218,754 shares                  5,909,790 shares

99.3% (of the shares voted)     0.7% (of the shares voted)

6. To authorise the directors to make market purchases of the Company’s shares

For:                                              Against:

907,480,421 shares                  3,821,911 shares

99.6% (of the shares voted)     0.4% (of the shares voted)

Copies of the resolutions passed at the Extraordinary General Meeting will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor Relations

Marcy Reed          44 (0) 20 7312 5779

Terry McCormick          44 (0) 20 7312 5785

Louise Clamp          44 (0) 20 7312 5783

Media Relations

Clive Hawkins          44 (0) 20 7312 5757

Citigate Dewe Rogerson

Anthony Carlisle          44 (0) 20 7638 9571

National Grid Group plc (National Grid)

30 July 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Today, each of the following Executive Directors of National Grid; E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 19,372 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, those Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).